James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Dean Seavers (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895 6 July 2021 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 5 July 2021. Regards Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko. Exhibit 99.1

NOTICE OF NOTIFIABLE INTEREST IN RELEVANT SHARE CAPITAL OF JAMES HARDIE INDUSTRIES PUBLIC LIMITED COMPANY (THE “COMPANY”) IN FULFILMENT OF AN OBLIGATION ARISING UNDER CHAPTER 4 OF PART 17 OF THE COMPANIES ACT 2014 James Hardie Industries Plc Level 20, 60 Castlereagh Street Sydney, NSW 2000 Australia 02 July 2021 ATTN: Company Secretary BY EMAIL: investor.relations@jameshardie.com.au Greetings, This notification relates to issued ordinary shares in the capital of the Company and is given in fulfillment of the obligations imposed by Sections 1048 to 1050 and otherwise by Chapter 4 of Part 17 of the Companies Act 2014. The Vanguard Group, Inc. hereby notifies you that at the date of this notice it has a total notifiable interest in aggregate of 22,030,630 ordinary shares in the capital of the Company. The identity of the registered holders of shares to which this notification relates (so far as known to The Vanguard Group, Inc.) is set out in the attached schedule. Each of the products managed by The Vanguard Group, Inc., (the “Funds”) named in the attached schedule gives notice that, at the date of this notice, it has a total notifiable interest in the number of ordinary shares in the capital of the Company which is set out against its name. The identity of the registered holders of shares to which its notification relates (so far as known) is also set out against its name in the attached schedule. The address of The Vanguard Group, Inc. is: P.O. Box 2600, V26, Valley Forge, PA 19482, USA Yours faithfully, By: Shawn Acker

SCHEDULE

Name and address of [Subsidiary]/[Fund]	Number of shares	Registered holder(s) of shares
Vanguard Total International Stock Index Fund P.O. Box 2600, V26, Valley Forge, PA 19482, USA	5,591,065	JP Morgan Chase Bank
Vanguard Australian Shares Index Fund	5,238,745	JP Morgan Chase Bank
Vanguard Developed Markets Index Fund	2,947,884	State Street Bank and Trust Company
SMA 1	2,051,395	Others
Vanguard Institutional Total International Stock Market Index Trust II	1,866,549	JP Morgan Chase Bank
Vanguard Pacific ex-Japan Stock Index Fund	912,862	Brown Brothers Harriman
Vanguard FTSE All-World ex-US Index Fund	826,691	Bank of New York Mellon Corporation
Vanguard Pacific Stock Index Fund	444,082	Bank of New York Mellon Corporation
SMA 2	400,615	Others
SMA 3	302,785	Others
Vanguard Institutional Total International Stock Market Index Trust	250,556	JP Morgan Chase Bank
SMA 4	215,979	Others
Vanguard Total World Stock Index Fund	183,658	State Street Bank and Trust Company
SMA 5	144,036	Others
Vanguard FTSE Developed Asia Pacific ex Japan UCITS ETF	140,629	Brown Brothers Harriman
Vanguard FTSE Developed World ex-U.K. Equity Index Fund	111,762	State Street Bank and Trust Company
Vanguard Global Stock Index Fund	103,261	Brown Brothers Harriman
Vanguard FTSE All-World UCITS ETF	72,384	Brown Brothers Harriman
Vanguard ESG International Stock ETF	55,518	JP Morgan Chase Bank
Vanguard FTSE Developed All Cap ex North America Index Fund	41,290	State Street Bank and Trust Company
Vanguard Pacific Stock Index Trust	25,798	JP Morgan Chase Bank
Vanguard FTSE Developed World II Common Contractual Fund	20,161	Brown Brothers Harriman
Vanguard ESG Developed World All Cap Equity Index Fund	19,926	Brown Brothers Harriman
Vanguard FTSE Developed World ex UK Common Contractual Fund	14,893	Brown Brothers Harriman
Vanguard SRI FTSE Developed World II Common Contractual Fund	10,526	Brown Brothers Harriman
Vanguard FTSE Global All Cap Index Fund	10,413	State Street Bank and Trust Company
Vanguard FTSE Developed World Common Contractual Fund	9,840	Brown Brothers Harriman

Vanguard FTSE Developed World UCITS ETF 9,632 Brown Brothers Harriman Vanguard FTSE Developed Asia Pacific All Cap Index ETF 4,042 State Street Bank and Trust Company Vanguard ESG Developed World All Cap Equity Index Fund (UK) 2,268 State Street Bank and Trust Company Vanguard ESG Global All Cap UCITS ETF 866 Brown Brothers Harriman Vanguard Global Momentum Factor Fund 519 State Street Bank and Trust Company Total 22,030,630